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                                [KCI LETTERHEAD]

                                                                 October 8, 1997

Dear Shareholder:

     On behalf of the Board of Directors of Kinetic Concepts, Inc. (the "Company" or "KCI"), I am pleased to inform you that KCI has entered into a Transaction Agreement, dated as of October 2, 1997 (the "Transaction Agreement"), with Fremont Purchaser II, Inc. ("F Purchaser") and RCBA Purchaser I, L.P. ("B Purchaser" and, together with F Purchaser, the "Purchasers"), pursuant to which KCI has commenced a tender offer (the "Offer") to purchase for cash all outstanding shares of its Common Stock, $.001 par value per share ("Shares"), at $19.25 per Share, net to seller in cash.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Transaction Agreement, the Purchasers will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share (other than those held by Purchasers, any direct or indirect subsidiary of Purchasers or certain other parties described in the enclosed Offer to Purchase) shall, subject to dissenters' rights if any, be converted into the right to receive $19.25 in cash, or any higher price that may be paid per Share pursuant to the Offer, without interest.

     The Board of Directors of the Company (the "Board"), by unanimous vote of all directors present and voting based upon, among other things, the unanimous recommendation of the directors of the Company who are not members of the Company's management (the "Disinterested Directors"), has determined that the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company. The Board has also unanimously approved the Offer, the Merger and the Transaction Agreement and recommends that shareholders accept the Offer and tender their Shares to the Company pursuant to the Offer.

     In arriving at their decisions, the Disinterested Directors and the Board gave careful consideration to a number of factors described in the enclosed Offer to Purchase, which is an exhibit to the Company's Tender Offer Statement on Schedule 13E-4 being filed today with the Securities and Exchange Commission. The enclosed Offer to Purchase describes the Disinterested Directors' and the Board's decisions and contains other important information relating to such decisions.

     Also accompanying this letter is a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and Letter of Transmittal set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     On behalf of the Board of Directors, management and employees of KCI, I thank you for the support you have given KCI.

                                          Very truly yours,

                                          /s/ Raymond R. Hannigan

                                          Raymond R. Hannigan
                                          President and
                                          Chief Executive Officer

                                [KCI Letterhead]